HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Information Relating to Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2015

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):

$0

   A. Number of items   0

2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:

$0

   A. Number of items   0

NOTE: No material differences exist between the computation of the possession or control requirement above and that included in the Company's unaudited December 31, 2015 Focus Part II report filed on January 27, 2016.